September 13, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BondBloxx ETF Trust, under the Exchange Act of 1934:

- BondBloxx Bloomberg Six Month Target Duration US Treasury ETF
- BondBloxx Bloomberg One Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Two Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Three Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Five Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Seven Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Ten Year Target Duration US Treasury ETF
- BondBloxx Bloomberg Twenty Year Target Duration US Treasury ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com